
Mail Stop 3030

February 11, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Howard Bielski
Chief Financial Officer
Wellstar International, Inc.
6911 Pilliod Road
Holland, Ohio 43528

> **Re:** **Wellstar International, Inc.**
> **Form 10-KSB for the Fiscal Year Ended July 31, 2008**
> **Filed November 17, 2008**
> **Forms 10-Q for the Quarter Ended October 31, 2008**
> **File No. 333-130295**

Dear Mr. Bielski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Item 7. Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page F-i

1.   We note that your independent auditors' signed its independent audit report as
        "Simontacchi, Miller & DeAngelis, PA." We were unable to verify the registration of the
        firm "Simontacchi, Miller & DeAngelis, PA" with the Public Company Accounting
        Oversight Board. Please have your auditor provide proof of its registration.

-Consolidated Balance Sheet, page F-1

2.   We note here and from your October 31, 2008 Form 10-Q that you have approximately
        $2.1 million, $1.9 million, and $724,000 of accrued expenses recorded in your
        consolidated balance sheet as of October 31, 2008, July 31, 2008 and 2007, respectively.
        Please tell us and revise your notes in future filings to disclose the primary components
        of these balances.

3.   We note here and within your 2008 Form 10-Q that your present short-term and long-
        term derivative instrument liabilities-convertible notes, derivative instrument liabilities-
        warrants, and convertible debt within your consolidated balance sheets. Please revise
        your notes in future filings to disclose how you determined the classification of these
        instruments.

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

-(m). Intangible Assets, page F-10

4.   Please tell us and revise this note in future filings to include your accounting policy for
        evaluating long-lived assets, including your intangible assets, for impairment under SFAS
        144.

5.   Further to the above, we note here and from your October 31, 2008 Form 10-Q that you
        did not recognize any revenue during fiscal 2008 or during the three months ended
        October 31, 2008. In light of this fact and current market conditions, please tell us and
        revise your future filings to explain how you determined that your intangible assets and
        fixed assets were not impaired as of July 31, 2008 or October 31, 2008.

Note 2. Convertible Notes, page F-13

6.   We note here and within your October 31, 2008 Form 10-Q that you refinanced your outstanding accrued but unpaid notes related to certain of your outstanding notes and that the lender issued you a new note for all accrued but unpaid interest on December 31, 2007 and August 29, 2008. Please revise your future filings to disclose how you accounted for these new notes related to your accrued but unpaid interest.

Note 10. Compensated Balances, page F-23

7.   You state that you do not accrue for compensated balances and that any amount for accrual is immaterial and has not been computed. Please tell us how your accounting policy complies with paragraphs 6-7 of SFAS 43. Within your discussion, please explain to us how you have determined that the accrual is immaterial at July 31, 2008 if you have not calculated your compensation accrual.

Item 8A. Controls and Procedures, page 25

8.   Notwithstanding the comment below, the language that is currently included after the word "effective" in your disclosure here and within your October 31, 2008 Form 10-Q appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

9.   It does not appear that your management has performed its assessment of internal control over financial reporting as of July 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

         In performing your evaluation, you may find the following documents helpful:

        •   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at July 31, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Form 10-Q for the Quarter Ended October, 2008

-Recent Accounting Pronouncements, page 8

10.   You state that SFAS 157 and SFAS 159 are effective for fiscal years beginning after November 15, 2007 and any interim reporting periods within those years and that you have not yet determined the impact (if any) that the adoption of this standard will have on your financial statements. Please tell us and revise your future filings to state, if true, that you adopted SFAS 157 and SFAS 159 on August 1, 2008 and whether or not the adoption of these standards have had a material impact on your financial statements.

As appropriate, please amend your 2008 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief